Exhibit 99.2

HEALTHTAB™ ADDS ID NOW™ MOLECULAR TEST DEVICE TO ABBOTT DISTRIBUTION AGREEMENT, NOW OFFERS FIRST REAL-TIME REPORTING

OF SARS-CoV-2, FLU, STREP AND RSV SYSTEM IN PHARMACY

VANCOUVER, BC – (GLOBE NEWSWIRE) – July 26, 2021 – Avricore Health Inc. (TSXV: AVCR, OTC: AVCRF) (“Avricore Health” or the “Company”) is pleased to announce the signing of a first amendment to its supplier distribution agreement between HealthTab™ Inc., a wholly owned subsidiary, and Abbott, the global healthcare company and diagnostics leader, in Canada.

First signed on May 31st of this year(1), the agreement allows the HealthTab™ to distribute in Canada Abbott’s Afinion™ 2, and associated tests for diabetes and heart-disease screening in community pharmacies, including HbA1c testing, which lead to the subsequent signing of a Master Agreement with Shoppers Drug Mart(2) to bring this new testing to select locations as an initial pilot program.

This amendment to the Distribution Agreement adds the Abbott’s popular ID NOW™ molecular testing device which will add onsite testing and reporting capabilities for SARS-CoV-2 as well as RSV, Influenza A & B and Strep – a powerful combination for detecting infections before they spread.

“A missing link today in the response to COVID-19 and general virus outbreak is the ability to get confirmatory testing and reliable, real-time reporting in a low-barrier setting,” said Hector Bremner, CEO of Avricore Health. “With ID Now™ on the HealthTab™ network in community pharmacy, patients can know what they have and get focused treatment and prevent spread through better information.”

HealthTab™ is currently rolling out it’s platform with Afinion 2™ in select Shoppers Drug Mart and other pharmacies and looks forward to soon having the first deployments of the ID Now™.  The Company also expects to add more analyzers and testing capabilities, along with expanding the number of locations this year.

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(1)  https://www.globenewswire.com/en/news-release/2021/05/31/2238818/0/en/Avricore-Health-s-HealthTab-Signs-Distribution-Agreement-to-Expand-Pharmacy-Network-and-Test-Offering.html

(2)  https://www.globenewswire.com/en/news-release/2021/06/03/2241453/0/en/Avricore-Health-Signs-Master-Agreement-to-Pilot-HealthTab-Platform-for-Diabetes-Management-in-Select-Shoppers-Drug-Mart-Pharmacies.html

About HealthTab™ + RASTR

HealthTab™ is a turnkey point-of-care testing solution that combines best-in-class point-of-care technologies with a secure, cloud-based platform for tackling pressing global health issues. With just a few drops of blood from a finger prick, the system generates lab-accurate results on the spot and data is reported in real time. The test menu includes up to 23 key biomarkers for screening and managing chronic diseases, such as diabetes and heart disease (e.g., HbA1c, Lipid Profile, eGFR). HealthTab™ has also recently added capabilities for bacterial and viral tests, such as strep and COVID-19.

The HealthTab™ network model is unlike anything in pharmacy today. It gives knowledgeable and trusted pharmacists a greater role in primary care delivery, while empowering patients to take more control of their health. It also reduces costs and waiting times and provides many potential revenue streams including equipment leasing & consumables, direct access testing, disease prevention & management programs, sponsored health programs, decentralized clinical trials, real world data (RWD) sets, and third-party app integration through API.

About Avricore Health Inc.

Avricore Health Inc. (TSXV: AVCR) is a pharmacy service innovator focused on acquiring and developing early-stage technologies aimed at moving pharmacy forward. Through its flagship offering HealthTab™ (a wholly owned subsidiary), its mission is to make actionable health information more accessible to everyone by creating the world’s largest network of rapid testing devices in community pharmacies.

Contact:

Avricore Health Inc.

Hector Bremner, CEO 604-773-8943

info@avricorehealth.com

www.avricorehealth.com

Cautionary Note Regarding Forward-Looking Statements

Information in this press release that involves Avricore Health's expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. Avricore Health generally uses words such as "outlook," "will," "could," "would," "might," "remains," "to be," "plans," "believes," "may," "expects," "intends," "anticipates," "estimate," "future," "positioned," "potential," "project," "remain," "scheduled," "set to," "subject to," "upcoming," and similar expressions to help identify forward-looking statements. In this press release, forward-looking statements include statements regarding: the completion of the placement and the expected timing thereof and the Company's expected use of proceeds from the placement; the unique features that the HealthTab™ platform offers to pharmacists and patients. Forward-looking statements reflect the then-current expectations, beliefs, assumptions, estimates and forecasts of Avricore Health's management. The forward-looking statements in this press release are based upon information available to Avricore Health as of the date of this press release. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of Avricore Health and are subject to a number of risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations, including without limitation: failure to meet regulatory requirements; changes in the market; potential downturns in economic conditions; and other risk factors described in Avricore's public filings. These forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to update them publicly to reflect new information or the occurrence of future events or circumstances, unless otherwise required to do so by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy.